# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Capstone Green Energy Holdings, Inc., CIK 0001009759
CUSIP: 14067D607
Title of class of securities: Voting Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 16640 Stagg Street, Van Nuys, California (CA), 91406
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001281084
Persons authorized to receive notices and communications: Colin J. Daniels, Esq., Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York (NY), 10022, (212) 554-1700

## Reporting persons
- Monarch Alternative Capital LP (CIK 0001281084): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (42.1% of the class)
  Comment: IA, PN
- MDRA GP LP (CIK 0001501101): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (42.1% of the class)
  Comment: PN, HC
- Monarch GP LLC (CIK 0001501100): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (42.1% of the class)
  Comment: OO, HC

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, par value $0.001 per share
Name of issuer: Capstone Green Energy Holdings, Inc.
Address of issuer's principal executive offices: 16640 Stagg Street, Van Nuys, California (CA), 91406

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):

i. Monarch Alternative Capital LP ("MAC"), a Delaware limited partnership, as investment advisor to a variety of funds (such funds, collectively, the "Monarch Funds"), with respect to the shares of Common Stock beneficially owned by it by virtue of the authority granted to it by the Monarch Funds to vote and dispose of the securities held by such Monarch Funds. The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.

ii. MDRA GP LP ("MDRA GP"), a Delaware limited partnership, which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

iii. Monarch GP LLC ("Monarch GP"), a Delaware limited liability company, which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the "Reporting Persons."

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto (the "Scheduled Persons" and each a "Scheduled Person").
Residence or business address:
The address of the principal business and principal office of the Reporting Persons is 535 Madison Avenue, New York, New York, 10022.

Annex A hereto sets forth the principal business address of each Scheduled Person.
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is incorporated into this Item 2(c) by reference.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Annex A hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is incorporated into this Item 2(f) by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 3 by reference.

The source of funds for such purchases was capital contributions to, and working capital of, each Monarch Fund. None of the Monarch Funds used borrowed funds to purchase their respective shares of Common Stock or shares of Series A Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Securities Purchase Agreement

On March 31, 2026 (the "Closing Date"), the Monarch Funds acquired 3,333,334 shares of Common Stock and 80,000 shares of newly designated Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") pursuant to the Securities Purchase Agreement, dated March 29, 2026 (the "Securities Purchase Agreement"), by and among the Issuer and the purchasers party thereto, including affiliates of the Monarch Funds. Pursuant to the Securities Purchase Agreement, the Monarch Funds purchased the shares of Common Stock at a per share purchase price of $4.50 for an aggregate purchase price of $15,000,003 and the shares of Series A Preferred Stock at a per share purchase price of $1,000.00 (the "Original Issue Price") for an aggregate purchase price of $80,000,000. Pursuant to the Securities Purchase Agreement, the Issuer agreed, among other things, to use the net proceeds from the sale of the Common Stock and Series A Preferred Stock pursuant to the Securities Purchase Agreement, together with proceeds from a concurrent offering of Common Stock to unaffiliated third parties, as follows: (a) $85,000,000 to redeem all of the outstanding preferred units of Capstone Green Energy LLC, a wholly owned subsidiary of the Issuer, and a related asset purchase, (b) up to $22,500,000 for (i) payment of fees and expenses in connection with the transactions contemplated thereby and (ii) investment in and growth of the Issuer's business, and (c) the residual amount for working capital and other corporate purposes.

The Securities Purchase Agreement contains customary representations, warranties and covenants by the Issuer and the purchasers.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 2 hereto.

Future Actions

Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the "Board"), price levels of the Common Stock and Series A Preferred Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, shares of Series A Preferred Stock, or other securities or derivative instruments related thereto, or selling some or all of their shares of Common Stock, shares of Series A Preferred Stock, or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock (subject to restrictions contained in the Certificate of Designation and the Securities Purchase Agreement), and, alone or with others, pursuing discussions with the management, the Board, other holders of securities of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5(a) by reference.

The number of shares of Common Stock beneficially owned by the Reporting Persons consists of 3,333,334 shares of Common Stock and 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial Conversion Price (as defined below).

The percentages used in this Schedule 13D are calculated based upon 22,976,840 outstanding shares of Common Stock outstanding as of February 12, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on February 12, 2026, plus (i) 3,588,889 shares of Common Stock issued by the Issuer in connection with a private placement as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2026, plus (ii) 3,333,334 shares of Common Stock beneficially owned by the Reporting Persons plus (iii) 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons at the initial Conversion Price.

Each of the Monarch Funds has delegated beneficial ownership of the Common Stock and the Series A Preferred Stock held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Common Stock or the Series A Preferred Stock held by it absent a decision to do so by MAC.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Other than as reported in Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

Certificate of Designation

In connection with the issuance of the Series A Preferred Stock, the Issuer filed the Certificate of Designation of Series A Convertible Preferred Stock (the "Certificate of Designation") with the Secretary of State of the State of Delaware, which sets forth the powers, preferences and rights of holders of the Series A Preferred Stock (each, a "Holder" and collectively, the "Holders"). The following description of the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, which is filed as Exhibit 3 hereto.

Dividends and Liquidation Preference

The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon a liquidation event.

Holders are entitled to cumulative dividends at a rate per annum equal to the Regular Dividend Rate on the compounded value thereof, accruing daily in arrears regardless of whether declared or whether assets are legally available for payment ("Regular Dividends"). The Regular Dividend Rate is initially 5.0% per annum, subject to increase by 200 basis points if the Common Stock is not listed on a National Securities Exchange (as defined in the Certificate of Designation) within 18 months after the Closing Date (with an additional 100 basis points on each anniversary thereafter), and subject to further increases on and after the four-year anniversary of the Closing Date based on whether certain financial metrics are satisfied, in each case up to a maximum Regular Dividend Rate of 13.0% per annum. Regular Dividends are paid in kind by adding the dollar amount of the Regular Dividend that has accrued during the period to the compounded value of each outstanding share of Series A Preferred Stock. However, beginning on June 30, 2030, the Issuer may elect to pay Regular Dividends for any quarterly period in cash, provided that certain minimum financial metrics are satisfied as of such date.

Upon a liquidation event, each share of Series A Preferred Stock entitles the Holder to receive, out of assets legally available for distribution and prior to any distribution to holders of junior stock, an amount equal to the greater of (i) the Liquidation Preference (as defined below) and (ii) the amount such Holder would have received if such share had been converted into Common Stock immediately prior to the liquidation event. The liquidation preference is defined as, with respect to each share, the greater of (x) the compounded value plus accrued and unpaid dividends (the "Accreted Value") and (y) 1.15x the Original Issue Price, minus any prior cash payments (including cash dividends) received by the Holder in respect of such share (the "Liquidation Preference").

Optional Conversion

Each Holder has the right, at its option, to convert its Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to, initially, $5.00 per share, subject to certain customary adjustments in the event of certain events (the "Conversion Price").

Forced Conversion

At any time while the Common Stock is listed on a National Securities Exchange, the Issuer will have the right to require conversion of all (but not less than all) of the then outstanding shares of Series A Preferred Stock into Common Stock at the then-applicable Conversion Price if the volume-weighted average trading price of the Common Stock equals or exceeds $15.00 (adjusted to account for stock splits, stock dividends, stock combinations and similar events) for at least 20 out of 30 consecutive trading days, provided that, among other things, (a) a registration statement covering the resale of the underlying Common Stock is then effective, (b) the average daily trading volume during such measurement period equals or exceeds $5 million in value for at least 20 out of 30 consecutive trading days, and (c) the publicly traded float prior to giving effect to any forced conversion is no less than $425 million, as measured utilizing a trailing 30-day volume-weighted average price.

Redemption and Repurchase Rights

Each Holder has the right to require the Issuer to redeem any or all of such Holder's shares of Series A Preferred Stock upon any material breach by the Issuer of the covenants or "Protective Provisions" set forth in the Certificate of Designation that is continuing and has not been cured by the Issuer (to the extent curable) within thirty business days of written notice thereof by the Holders of a majority of the outstanding Series A Preferred Stock (the "Majority Holders"), for a cash purchase price equal to the Liquidation Preference.

If a Fundamental Change occurs, each Holder may either (i) exercise its optional conversion right in respect of any or all of such Holder's shares of Series A Preferred Stock at the then-current Conversion Price or (ii) require the Issuer to repurchase any or all of such Holder's shares of Series A Preferred Stock for a cash purchase price equal to either (a) the Liquidation Preference or (b) the consideration that would have been received by such Holder if such Holder had exercised its optional conversion right immediately prior to the Fundamental Change.

Right of First Offer

From the two year anniversary of the Closing Date to the three year anniversary of the Closing Date, if any Holder wishes to transfer shares of Series A Preferred Stock to any person other than an affiliate of such Holder (subject to certain conditions), such Holder must provide written notice to the Issuer of its offer to enter into such a transaction, and the Issuer may accept such offer within ten business days.

Transferability

The Certificate of Designation restricts the Holders from transferring shares of Series A Preferred Stock (i) to any person that is a "Competitor" (as defined in the Certificate of Designation) and (ii) to the extent such transfer would result in such transferee having beneficial ownership of 50% or more of the Common Stock and such transfer would result in a default or event of default under, or permit acceleration of, any agreement pertaining to then-outstanding indebtedness of the Issuer exceeding $20,000,000. In addition, pursuant to the Securities Purchase Agreement, the Monarch Funds have agreed that they will not, subject to customary exceptions, transfer the shares of the Series A Preferred Stock or the Common Stock purchased on the Closing Date for one hundred eighty days following the Closing Date.

Board Representation

Pursuant to the Certificate of Designation, so long as the Monarch Funds are the beneficial owner of at least 20% of the outstanding Common Stock on an as-converted basis, the Monarch Funds will be entitled to appoint two individuals as directors of the Issuer (each, a "Series A Director"), and for so long as the Monarch Funds are the beneficial owner of at least 10% of the outstanding Common Stock on an as-converted basis, the Monarch Funds will be entitled to appoint one individual as a Series A Director. In each case, the Series A Director(s) must be independent under the standards of the Nasdaq Capital Market until the Issuer is listed on a national securities exchange and thereafter must be independent under the rules of the national securities exchange on which the Issuer is listed.

In addition, for so long as the Monarch Funds beneficially own at least 5% of the outstanding Common Stock, the Majority Holders have the right to designate two individuals as non-voting observers to the Board.

As of the date of filing of this Schedule 13D, the Monarch Funds have not designated a Series A Director.

The foregoing right to appoint a Series A Director terminates in respect of all shares of the Series A Preferred Stock if at any time prior to the two year anniversary of the Closing Date, Monarch ceases to be the beneficial owner of at least 50% of the Series A Preferred Stock purchased on the Closing Date.

Board Reconstitution Right

Pursuant to the Certificate of Designation, if the aggregate accreted value of the outstanding shares of Series A Preferred Stock is greater than $45,000,000 on the five year anniversary of the Closing Date, then upon written request of the Majority Holders, the size of the Board will be expanded and the Holders will have the right to appoint additional directors such that the directors appointed pursuant to this right, together with the Series A Directors, shall constitute a majority of the Board by one director.

The foregoing right terminates in respect of all shares of the Series A Preferred Stock if at any time prior to the two year anniversary of the Closing Date, Monarch ceases to be the beneficial owner of at least 50% of the Series A Preferred Stock purchased on the Closing Date.

Voting Rights

Pursuant to the Certificate of Designation, the holders of the Series A Preferred Stock will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock.

Voting Agreement

Until the five year anniversary of the Closing Date, the Monarch Funds have agreed to vote all shares of Series A Preferred Stock and shares of Common Stock then beneficially owned by the Monarch Funds in favor of all persons nominated for election to the Board by the Board; provided, that following the three year anniversary of the Closing Date, Monarch is not required to vote in favor of such nominees if both of ISS and Glass Lewis have issued a recommendation against the election of such nominee.

Consent Rights

Pursuant to the Certificate of Designation, so long as at least 25% of the shares of Series A Preferred Stock issued on the Closing Date remain outstanding, the Issuer shall not, without the affirmative vote or written consent of the Majority Holders, take certain significant actions, including, among other things: (i) amending, altering or changing the rights, preferences, or privileges of the Series A Preferred Stock; (ii) creating or issuing any additional class or series of capital stock having rights senior to or on parity with the Series A Preferred Stock; (iii) incurring certain indebtedness; (iv) declaring or paying dividends or distributions; and (v) materially changing the nature of the Issuer's existing line of business; provided that certain consent rights terminate in respect of all shares of the Series A Preferred Stock if at any time prior to the two year anniversary of the Closing Date, Monarch ceases to be the beneficial owner of at least 50% of the Series A Preferred Stock purchased on the Closing Date.

Pre-Emptive Rights

Pursuant to the Certificate of Designation, if the Issuer makes any offering of certain securities (subject to customary exceptions), each Holder that is the beneficial owner of at least 5% of the outstanding Series A Preferred Stock will have the right to purchase its pro rata share of such new securities for the same price and on the same terms as other investors in such offering.

Registration Rights Agreement

The Reporting Persons entered into a Registration Rights Agreement, dated March 29, 2026 (the "Registration Rights Agreement"), with the Issuer, which provides for, among other things: (i) the Issuer's obligation to file a resale registration statement covering the sale or distribution from time to time of the shares of Common Stock purchased on the Closing Date and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock within 30 days of the Closing Date; (ii) demand registration rights exercisable beginning 12 months after the Closing Date for underwritten offerings with a minimum requested value of $15.0 million; and (iii) piggyback registration rights in connection with underwritten offerings initiated by the Issuer or other holders of registrable securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4 hereto.

Joint Filing Agreement

On April 3, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, by and among the Reporting Persons, dated April 3, 2026

2 Securities Purchase Agreement, dated March 29, 2026, by and among Capstone Green Energy Holdings, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026)

https://www.sec.gov/Archives/edgar/data/1009759/000110465926036455/tm2610121d1_ex10-1.htm

3 Certificate of Designation of Series A Convertible Preferred Stock of Capstone Green Energy Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 1, 2026)

https://www.sec.gov/Archives/edgar/data/1009759/000110465926038627/tm2610727d1_ex3-1.htm

4 Registration Rights Agreement, dated March 29, 2026, by and among Capstone Green Energy Holdings, Inc. and the securityholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026)

https://www.sec.gov/Archives/edgar/data/1009759/000110465926036455/tm2610121d1_ex10-3.htm

## Signatures
- Monarch Alternative Capital LP: /s/ Christopher Santana, Christopher Santana/Chief Executive Officer (04/03/2026)
- MDRA GP LP: Monarch GP LLC, General Partner (04/03/2026)
- MDRA GP LP: /s/ Christopher Santana, Christopher Santana/Partnership Committee Member (04/03/2026)
- Monarch GP LLC: /s/ Christopher Santana, Christopher Santana/Partnership Committee Member (04/03/2026)